Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The voting securities of the subsidiaries below are in case owned by Forest City Enterprises, Inc. except where a subsidiary’s name is indented, in which case that subsidiary’s voting securities are owned by the next preceding subsidiary whose name is not so indented.

	Percentage of Voting Securities	State of Incorporation /
Name of Subsidiary	Owned by Immediate Parent	Organization
FC Basketball, Inc.	100	New York
Forest City Land Group, Inc	100	Ohio
Forest City Rental Properties Corporation	100	Ohio
Forest City Central Station, Inc.	100	Ohio
Forest City Commercial Group, Inc.	100	Ohio
820 Mission Street, Inc.	100	California
Simi Valley Town and Country, Inc.	100	California
Forest City East Coast, Inc.	100	New York
Forest City Pierrepont, Inc.	100	New York
Forest City Residential Group, Inc.	100	Ohio
Forest City Capital Corporation	100	Ohio
Forest City Stapleton Land, Inc.	100	Colorado
Forest City Tangerine, Inc.	100	Arizona